IMPERIAL CHEMICAL INDUSTRIES PLC

PERFORMANCE GROWTH PLAN RULE AMENDMENT: ERRATUM

Notice of the Company’s 2007 Annual General Meeting was sent to shareholders in the Letter to Shareholders and Notice of Annual General Meeting dated 19 March 2007 (“the Letter”). Resolution 11, set out in the Notice, seeks to amend the dilution limits contained in the Company’s Performance Growth Plan (“PGP”) to reflect latest institutional shareholder guidelines. However, the description of the proposed limits given on page two of the Letter refers, in error, to this Resolution resulting in a 5% dilution limit applying to “any five-year” period, rather than to “any 10-year” period.

The description should, therefore, read as follows:

“The number of new shares which may be issued or issuable under the PGP and all other executive schemes operated by the Company will be limited to 5% of issued share capital in any 10-year period. “

An amending resolution to this effect will be put to the meeting.

ENDS